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Exhibit (a)(1)(G)

Aether Systems, Inc. Announces "Modified Dutch Auction" Tender Offer For a Portion of its Debt Securities

Owings Mills, MD—(Business Wire)—October 15, 2002

Tender Offer Applies to a Maximum of
$100 Million Aggregate Principal Amount Outstanding

Aether Systems, Inc.—(NASDAQ: AETH), a leading provider of wireless and mobile data solutions today announced that it has commenced a "Modified Dutch Auction" tender offer (the "Offer") for a portion of its convertible debt securities described below.

Aether will offer to purchase for cash, at prices determined by a "Modified Dutch Auction" procedure within the purchase price range of $700 to $750 per $1,000 principal amount, Aether's 6% Convertible Subordinated Notes due 2005 (the "Notes") up to a maximum aggregate principal amount of $100 million (the "Offer Amount"), or approximately 48% of the outstanding principal amount of the Notes. This effort represents the fifth repurchase of Aether's Notes by the Company. There is currently $207.3 million outstanding principal amount of the Notes. With the successful completion of this transaction, Aether will have repurchased approximately 65 percent of its original Notes, resulting in approximately $107.3 million of its Notes outstanding.

The funds required for Aether to consummate the Offer will come from its available cash.

Under the "Modified Dutch Auction" procedure, and subject to the terms and conditions of the Offer, Aether will accept tendered Notes in the Offer in the order of the lowest to the highest tender prices specified by tendering holders within the price range, and will select the single lowest price so specified (the "Purchase Price") that will enable Aether to purchase the Offer Amount (or, if less than the Offer Amount, all Notes tendered). Aether will pay the same Purchase Price for all Notes that are tendered at or below the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms.

The Offer for the Notes will expire at 12:00 midnight, New York City time, on Tuesday, November 12, 2002, unless the Offer is extended. Tendered Notes may be withdrawn at any time prior to the expiration date.

In the event that the amount of Notes tendered on or prior to the expiration date for the Offer at or below the Purchase Price exceeds the Offer Amount then, subject to the terms and conditions of the Offer, Aether will accept for payment such Notes that are tendered at or below the Purchase Price on a pro rata basis from among the tendered Notes.

The terms and conditions of the Offer will be set forth in Aether's Offer to Purchase, which is dated October 15, 2002. Subject to applicable law, Aether may, in its sole discretion, waive any condition applicable to the Offer or extend or terminate or otherwise amend the Offer.

The Offer is not conditioned on a minimum principal amount of Notes being tendered. The consummation of the Offer for the Notes is subject to certain conditions, which are described in the Offer to Purchase.

Credit Suisse First Boston Corporation ("CSFB") is acting as dealer manager, D.F. King & Co., Inc. is the information agent, and Wachovia Bank is the depositary in connection with the Offer. Additional information concerning the terms of the Offer, including all questions relating to the mechanics of the Offer, may be obtained by contacting CSFB at (800) 646-4543 (toll free) or (212) 538-4479 (call collect).

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to any Notes. The Offer may only be made pursuant to the terms of the Offer to Purchase and the accompanying Letter of Transmittal. You should read the Offer to Purchase and the Letter of Transmittal because they contain important information. Copies of the Offer to Purchase, Letter of Transmittal and related documents may be obtained from the information agent at (800) 848-3416 or (212) 269-5550 and these documents and other documents filed by Aether are available for free on the SEC's web site, www.sec.gov.

About Aether Systems, Inc.

Aether Systems delivers wireless and mobile data solutions that make people more productive and their organizations more profitable. Aether's products and services are built on Aether Fusion, the Company's standards-based platform that allows for secure, reliable extension of critical information to virtually any wireless or mobile environment.

Return on investment in Aether solutions comes from a unique combination of strengths—quick access to multiple back-end information sources, workflow that is optimized for specific industries, and turnkey deployment services and professional support.

Backed by years of in-market expertise, Aether is making it possible for thousands of businesses and government agencies to unleash the power of the mobile workforce. For more information, please visit www.aethersystems.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used herein, the words anticipate, believe, estimate, intend, may, will, and expect and similar expressions as they relate to Aether Systems, Inc. (Aether or Company) or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include the factors discussed in our filings with the Securities and Exchange Commission. Aether undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results could differ materially for a variety of reasons and circumstances.

Contact:	Aether Systems, Inc. Dave Reymann, (410) 654-6400, ext. 5247 dreymann@aethersystems.com
Gregg Lampf, (410) 654-6400, ext. 5165 glampf@aethersystems.com

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  Exhibit (a)(1)(G)